UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2015

TELECOM ITALIA S.p.A.

(Translation of registrant's name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files

or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F [X]   FORM 40-F [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

YES [ ]     NO [X]

If "Yes" is marked, indicate below the file number assigned

to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA S.p.A. ANNOUNCES PURCHASE PRICE FOR CASH TENDER OFFER FOR ANY AND ALL OF CERTAIN USD NOTES ISSUED BY TELECOM ITALIA CAPITAL S.A.

Milan, 15 July 2015

Telecom Italia S.p.A. (the Company) today announces the reference yields and purchase prices for its previously announced cash tender offer for any and all of the $1,000,000,000 6.999 per cent. Guaranteed Senior Notes due 2018 (the 2018 Notes) and $1,000,000,000 7.175 per cent. Guaranteed Senior Notes due 2019, in each case issued by Telecom Italia Capital S.A. (TI Capital) and guaranteed by the Company (the 2019 Notes and, together with the 2018 Notes, the Notes and each a Series) (such invitation, the Tender Offer). The terms and conditions of the Tender Offer are described in the offer to purchase dated July 7, 2015 (the Offer to Purchase), the related Letter of Transmittal and the Notice of Guaranteed Delivery prepared in connection with the Tender Offer.

For Notes validly tendered and not validly withdrawn at or prior to 5:00 p.m., New York City time, today, July 15, 2015 (the Expiration Time) and accepted for purchase, the applicable purchase price per $1,000 principal amount of each series of Notes (for each series, the Purchase Price) is the price determined as described in the Offer to Purchase by reference to a yield to maturity equal to the sum of (i) the yield to maturity for the applicable United States Treasury (UST) Reference Security specified in the table below, calculated based on the bid-side price of such UST Reference Security as of 11:00 a.m., New York City time, today , July 15, 2015, plus (ii) the relevant Fixed Spread specified in the table below.  The following table sets forth certain information relating to pricing of the Tender Offer.

Notes	Coupon	ISIN/CUSIP Numbers	U.S. Treasury Reference Security	U.S. Treasury Reference Yield	Fixed Spread (basis points)	Purchase Price*
2018 Notes	6.999%	US87927VAU26 /87927VAU2	UST 1.125% due June 15, 2018	1.027%	170 bps	$1,117.21
2019 Notes	7.175%	US872456AA66 /872456AA6	UST 1.625% due June 30, 2020	1.679%	160 bps	$1,141.88

*Per $1,000 principal amount of Notes accepted for purchase.

In addition, holders whose Notes are purchased in the Tender Offer will be paid accrued and unpaid interest on their purchased Notes from the last interest payment date up to, but not including, the payment date for such purchased Notes. Upon the terms and subject to the conditions of the Tender Offer, the settlement of the Tender Offer will occur promptly after the Expiration Time (such settlement is expected to occur on Monday, July 20, 2015).

The Tender Offer is subject to the satisfaction or waiver of certain conditions, as specified in the Offer to Purchase.

Further Information

Copies of the Offer to Purchase, related Letter of Transmittal and Notice of Guaranteed Delivery are available at the following web address: http://www.gbsc-usa.com/Telecom/

Questions and requests for assistance in connection with the Tender Offer may be directed to:

GLOBAL COORDINATOR AND SOLE STRUCTURING ADVISOR OF THE TENDER OFFER

mailto:Citigroup Global Markets Limited

Citigroup Centre

Canada Square

London E14 5LB

United Kingdom

+44 20 79868969 (Europe)

+1 800 558 3745 (US toll free)

+1 212 723 6106 (US collect)

Email: liabilitymanagement.europe@citi.com

THE DEALER MANAGERS

Banco Bilbao Vizcaya Argentaria, S.A.

44th Floor, One Canada Square

London E14 5AA

United Kingdom

Attention: Liability Management

Telephone: +44 207 648 7516

+1 212 728 1705

Email: liabilitymanagement@bbva.com

BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom Attention: Liability Management Group Telephone: +44 20 7595 8668 Email: Email: liability.management@bnpparibas.com mailto:Citigroup Global Markets Limited

Citigroup Centre

Canada Square

London E14 5LB

United Kingdom

Telephone: +44 20 79868969 (Europe)

+1 800 558 3745 (US toll free)

+1 212 723 6106 (US collect)

Email: liabilitymanagement.europe@citi.com

Credit Agricole Securities (USA) Inc.

1301 Avenue of the Americas

New York, New York 10019

Attention: Cyril Chatelain

Toll-free: (866) 807-6030

Collect: +44(0) 20 7214 7440

Email: liability.management@ca-cib.com

J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 Attention: Liability Management Desk Toll Free: (866) 834-4666 Collect: (212) 834-3424	Société Générale 10 Bishops Square London E1 6EG United Kingdom Attention: Liability Management - DCM Telephone: +44 20 7676 7579 E-mail: liability.management@sgcib.com

Questions and requests for assistance in connection with the tender of Notes including requests for a copy of the Offer to Purchase may be directed to:

THE DEPOSITARY AND INFORMATION AGENT Global Bondholder Services Corporation
By Facsimile (Eligible Institutions Only): (212) 430-3775 Attention: Corporate Actions For Information or Confirmation by Telephone: (212) 430-3774	By Mail or Hand: 65 Broadway – Suite 404 New York, New York 10006 Attention: Corporate Actions

Each Holder is solely responsible for making its own independent appraisal of all matters as such Holder deems appropriate (including those relating to the Tender Offer) and each Holder must make its own decision as to whether to tender any or all of its Notes for purchase pursuant to the Tender Offer.

None of the Dealer Managers, the Depositary and Information Agent, the Bank of New York Mellon (the Trustee) or any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Company, TI Capital, the Notes or the Tender Offer contained in this announcement or in the Offer to Purchase. None of the Dealer Managers, the Depositary and Information Agent, the Trustee or any of their respective directors, officers, employees, agents or affiliates is acting for any Holder, or will be responsible to any Holder for providing any protections which would be afforded to its clients or for providing advice in relation to the Tender Offer, and accordingly none of the Dealer Managers, the Depositary and Information Agent or any of their respective directors, officers, employees, agents or affiliates assumes any responsibility for any failure by the Company to disclose information with regard to the Company, TI Capital or the Notes which is material in the context of the Tender Offer and which is not otherwise publicly available.

None of the Dealer Managers, the Depositary and Information Agent, the Company, TI Capital, the Trustee or any of their respective directors, officers, employees, agents or affiliates make any representation or recommendation whatsoever regarding the Tender Offer, or any recommendation as to whether Holders should tender Notes in the Tender Offer.

Disclaimer

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Tender Offer. If any Holder is in any doubt as to the contents of this announcement or the Offer to Purchase or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser.

Offer and Distribution Restrictions

Neither this announcement nor the Offer to Purchase constitutes an invitation to participate in the Tender Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession either this announcement or the Offer to Purchase comes are required by each of the Company, TI Capital, the Trustee, the Dealer Managers and the Depositary and Information Agent to inform themselves about, and to observe, any such restrictions.

Italy

None of the Tender Offer, the Offer to Purchase or any other documents or materials relating to the Tender Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations.

The Tender Offer is being carried out in the Republic of Italy (Italy) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Any holder or beneficial owner of the Notes may tender their Notes for purchase in the Tender Offer through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes, the Tender Offer or the Offer to Purchase.

United Kingdom

The communication of the Offer to Purchase and any other documents or material relating to the Tender Offer have not been made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or within Article 43 of the Order, or to other persons to whom it may lawfully be made in accordance with the Order.

France

The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France (France). Neither the Offer to Purchase nor any other document or material relating to the Tender Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, in each case acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Tender Offer. The Offer to Purchase has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither the Tender Offer, the Offer to Purchase nor any other documents or materials relating to the Tender Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marches financiers / Autoriteit financiële diensten en markten) and, accordingly, the Tender Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the Belgian Takeover Law) as amended or replaced from time to time. Accordingly, the Tender Offer may not be advertised and the Tender Offer will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Tender Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to "qualified investors" in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (as amended from time to time), acting on their own account or (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law. Insofar as Belgium is concerned, the Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offer. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

General

Neither this announcement nor the Offer to Purchase constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes will not be accepted from Holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer or similar and any of the Dealer Managers and their respective affiliates is such a licensed broker or dealer or similar in any such jurisdiction, the Tender Offer shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the Company in such jurisdiction.

In addition to the representations referred to above in respect of the United States, each Holder participating in the Tender Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in the Offer to Purchase. Any tender of Notes for purchase pursuant to the Tender Offer from a Holder that is unable to make these representations may be rejected. Each of the Company, the Dealer Managers and the Depositary and Information Agent reserves the right, in its absolute discretion (and without prejudice to the relevant Holder's responsibility for the representations made by it), to investigate, in relation to any tender of Notes for purchase pursuant to the Tender Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender may be rejected.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the three months ended March 31, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2015-2017 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15th, 2015

TELECOM ITALIA S.p.A.

BY: /s/ Umberto Pandolfi

---------------------------------

Umberto Pandolfi

Company Manager